Form C

Cover Page

Name of issuer:

Eskala, Inc.

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/16/2020

Physical address of issuer:

7339 Madison Street
Forest Park IL 60130

Website of issuer:

http://www.eskala.org

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☑ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

7

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,910,632.00	$613,460.00
Cash & Cash Equivalents:	$361,148.00	$613,460.00
Accounts Receivable:	$1,170,082.00	$0.00
Short-term Debt:	$631,341.00	$2,204.00
Long-term Debt:	$250,300.00	$0.00
Revenues/Sales:	$76,965.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$14,469.00	$0.00
Net Income:	($898,229.00)	($3,744.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Eskala, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Colleen O'Brien	Impact Investor & Volunteer	Eskala (volunteer)	2021
Steven Atamian	Chief Strategy Officer	Global Brigades	2020
Steve Nooyen	Chairman	Home Instead	2021
Carlos Garces	Retired	Retired	2021
Katherine Burgess	CEO/Founder	Elevate97	2021
Charles Ries	Senior Director Development Design and Innovation	Marquette University	2021
James Stollberg	President	Gemini Global Advisors	2021
James Sartori	Chairman	Sartori Cheese	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Colleen O'Brien	CEO	2021

Colleen O'Brien	CEO	2021
Colleen O'Brien	Co-founder	2021
Steven Atamian	Co-founder	2020
Steven Atamian	Chief Strategy Officer	2020
Pallav Vora	Secretary	2020
Pallav Vora	VP, Legal Affairs	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Global Brigades, Inc. (non-profit with no Owners)	2647594.0 Common stock	62.66

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We are an early stage company. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. We cannot assure you that we will succeed in addressing these risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.
>
> Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make investments or loans or for us to collect dividends or payments on loans by subjecting us to additional licensing, registration or other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damages to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate or make investments or loans and perform our obligations to investors and other constituents.
>
> The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect loan payments or receive dividends or could result in the requirement that we pay damages and/or cancel the balance or other amount owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future.
>
> We operate our business globally and plan to continue to expand our international presence. Operating internationally exposes us to a number of risks, including unstable local economic conditions, volatile local political conditions, potential changes in duties and taxes, including changing interpretations of existing tax and banking laws and regulations, required compliance with additional laws and policies affecting banking, microfinance, or financial businesses or governing the operations of foreign-based companies, currency fluctuations, interest rate movements, difficulties in operating under local business environments, U.S. and global anti-bribery laws or regulations, and restrictions on repatriation of earnings. If we are unable to address these risks adequately, our financial position and results of operations could be adversely affected, including potentially impairing the value of our trademark, goodwill and other assets.
>
> Operating globally also exposes us to numerous and sometimes conflicting legal and regulatory requirements. In many parts of the world, including countries in which we operate, practices in the local business communities might not conform to international business standards. We must adhere to policies designed to promote legal and regulatory compliance as well as applicable laws and regulations. However we might not be successful in ensuring that our employees, agents, representatives and other third parties with whom we associate throughout the world properly adhere to them.
>
> Failure by us, our employees or any of these third parties to adhere to our policies or applicable laws or regulations could result in penalties, sanctions, damage to our reputation and related costs which in turn could negatively affect our results of operations and cash flows.
>
> We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks such as credit risk, interest rate risk, liquidity risk and other market-related risks, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the fiscal performance and performance of our community-bank partners do not adequately identify potential risks, the risk profile of such partners could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.

Although we conduct due diligence on potential community-bank partners, and continue to monitor their operations once we make loans to these partners, we are nevertheless dependent on our community-bank partners' ability to identify, underwrite and service borrowers in their respective segments. We cannot control their operations once loans are made. While it has historically never happened, it is possible that community-bank partners could become insolvent, shut down or otherwise cease their operations. In these events, our ability to collect on these loans will be compromised.

Our success depends, to a significant extent, upon the efforts and abilities of our management team. The key officers of the Company have either other employment, other business or time restrictions placed on them and, accordingly, key officers of the Company will only be able to devote part of their time to the affairs of the Company. Further, there are potential conflicts of interest to which the key officers of the Company may be subject to in connection with their professional commitments outside of the Company. Key officers of the Company may be involved in managerial or director positions with other enterprises whose operations may, from time to time, be in direct conflict with those of the Company. For example, the majority of the interim managers of Eskala are simultaneously holding various officer and management positions at Global Brigades, Inc., the majority shareholder of Eskala.

Information provided concerning Eskala's offering, Eskala and its business, may contain forward-looking statements, which reflect management's current view with respect to future events and Eskala's performance. Such forward-looking statements include projections with respect to the development, market size and acceptance of Eskala's capital investments, services, and loan products, and Eskala's future revenues and earnings, marketing strategies and business operations. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, acceptance of Eskala's capital investments, services, and loan products, ability to compete with existing and new products and services competitively, our ability to attract additional capital, and the other risks identified herein. Due to such uncertainties and the risk factors set forth herein, you are cautioned not to place undue reliance upon such forward-looking statements.

We anticipate that we may require additional financing in order to expand our business. We cannot assure you that we will be able to successfully negotiate or obtain additional financing, or that we will obtain financing on terms favorable or acceptable to us. We do not have any commitments for additional financing. Our ability to obtain additional capital depends on market conditions, the global economy and other factors outside our control. If we do not obtain adequate financing or such financing is not available on acceptable terms, our ability to finance our expansion, develop or enhance services or products or respond to competitive pressures would be significantly limited. Our failure to secure necessary financing could have a material adverse effect on our business, prospects, financial condition and results of operations.

Eskala is registered in the State of Delaware as a Public Benefit Corporation. Pursuant to Delaware law, Eskala's Directors must balance the goals of (i) providing a competitive return to stockholders, (ii) having a net positive impact on society and the environment, and (iii) creating a net positive impact with respect to the benefits specified in the corporate charter. Under Delaware law, directors are shielded from liability when they make informed and disinterested decisions that serve a rational purpose.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 80% towards making microinvestments in rural banking and agricultral cooperatives

13.5% towards general operating expenses

6.5% towards WeFunder fees

If we raise: **$5,000,000**

Use of Proceeds: 70% towards making microinvestments in rural banking and agricultral cooperatives

12.5% towards general operating expenses

11% towards scaling model to other countries in Central America and/or West Africa

6.5% towards WeFunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for

transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4. <u>Progress of the Offering.</u> The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. <u>Closing; Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is . Each note will accrue interest at a rate of 5% (non-compounding, calculated on the basis of a 365-day year and the actual number of days elapsed) and the company will make interest payments to the investor annually, starting one year after [the closing date of the offering]. Each note will have the maturity date [specified in the note]. The company will pay the outstanding principal amount of each note and all unpaid accrued interest on the maturity date. The company may prepay principal and interest at any time.

The notes are secured by the company's personal property, including all accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof. The notes are not guaranteed.

The Company may defer up to one (1) repayment to investors.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes are subordinated with respect to payment to the rights of senior indebtedness holders (as defined in each note). This means that the notes will not be repaid by the company unless and until all senior indebtedness holders have been repaid in full.

The notes do not provide investors with any voting rights in the company.

The form of the notes is provided in Appendix B, Investor Contracts. The form of the notes is Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

The terms of the notes cannot be amended.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably

believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	4,225,463	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	13,369
Options:	120,500

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These types of changes could limit the Investor's economic rights by causing the Company to pay off the notes the Investor has purchased before their maturity, thereby reducing the aggregate interest paid on the notes to the Investor.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the principal shareholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal shareholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal shareholder(s) may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal shareholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal shareholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal shareholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal shareholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The principal shareholder(s) have the right to redeem their securities at any time. The principal shareholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal shareholder(s) may affect the value of the Company and/or its viability.

Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

Issuer Repurchase of Securities/Prepayment of Notes. The Company has the right to repay principal and interest on the promissory notes at any time prior to the maturity date. If the Company repays principal and interest on the notes early, Investor will receive fewer interest payments than expected at purchase.

A sale of the issuer or of assets of the issuer. As a noteholder with no voting rights, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the board of directors of the Company to manage the Company so as to maximize value for shareholders and ensure full payment of noteholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of directors of the Company. If the board of directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investor and other noteholders.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Beneficial State Bank
Issue date	12/12/21
Amount	$250,300.00
Outstanding principal plus interest	$201,000.00 as of 02/28/23
Interest rate	3.25% per annum
Current with payments	Yes

Cash secured line of credit with Beneficial State Bank

Loan

Lender	Global Brigades, Inc.
Issue date	12/30/21
Amount	$80,702.00
Outstanding principal plus interest	$25,768.47 as of 02/28/23
Interest rate	0.0% per annum
Current with payments	Yes

Accounts payable to Global Brigades, Inc. for the use of Global Brigades kiva line of credit to issue loans in Honduras

Loan

Lender	Silicon Valley Community Foundation
Issue date	08/10/22
Amount	$100,000.00
Outstanding principal plus interest	$101,663.76 as of 02/28/23
Interest rate	3.0% per annum
Maturity date	08/10/24
Current with payments	Yes

Secured Promissory Note

Loan

Lender	Kiva Microfunds
Issue date	09/20/22
Amount	$200,000.00
Outstanding principal plus interest	$70,326.74 as of 02/28/23
Interest rate	0.0% per annum
Maturity date	09/21/25
Current with payments	Yes

Zero interest revolving line of credit with Kiva Microfunds for loan capital to be issued in Honduras.

Loan

Lender	Atamian Family Trust
Issue date	12/22/22
Amount	$40,000.00
Outstanding principal plus interest	$40,569.59 as of 02/28/23
Interest rate	7.5% per annum
Maturity date	06/22/24
Current with payments	Yes

Secured Promissory Note

Loan

Loan

Lender	Tom Voell Living Trust
Issue date	12/22/22
Amount	$30,000.00
Outstanding principal plus interest	$30,427.19 as of 02/28/23
Interest rate	7.5% per annum
Maturity date	06/22/24
Current with payments	Yes

Secured Promissory Note

Loan

Lender	MFI, LLC
Issue date	12/26/22
Amount	$100,000.00
Outstanding principal plus interest	$101,423.98 as of 02/28/23
Interest rate	7.5% per annum
Maturity date	06/27/24
Current with payments	Yes

Secured Promissory Note

Loan

Lender	JCRS, LLC
Issue date	12/28/22
Amount	$100,000.00
Outstanding principal plus interest	$101,423.98 as of 02/28/23
Interest rate	7.5% per annum
Maturity date	06/29/24
Current with payments	Yes

Secured Promissory Note

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2020	Section 4(a)(2)	Common stock	$615,000	General operations
1/2021	Section 4(a)(2)	Common stock	$100,000	General operations
1/2021	Section 4(a)(2)	Common stock	$100,000	General operations
1/2021	Section 4(a)(2)	Common stock	$100,000	General operations
2/2021	Section 4(a)(2)	Common stock	$100,000	General operations
4/2021	Section 4(a)(2)	Common stock	$250,000	General operations
5/2021	Section 4(a)(2)	Common stock	$25,000	General operations
10/2021	Other		$9,945	General operations
11/2021	Section 4(a)(2)	Common stock	$100,000	General operations
11/2021	Section 4(a)(2)	Common stock	$100,000	General operations
12/2021	Section 4(a)(2)	Common stock	$10,000,000	General operations

12/2021	Section 4(a)(2)	Common stock	$100,000	General operations
12/2021	Section 4(a)(2)	Common stock	$276,000	General operations
12/2021	Section 4(a)(2)	Common stock	$100,000	General operations
12/2021	Section 4(a)(2)	Common stock	$100,000	General operations
12/2021	Other		$22,466	General operations
12/2021	Other		$4,372	General operations
12/2021	Other		$14,469	General operations
1/2022	Section 4(a)(2)	Common stock	$100,000	General operations
3/2022	Section 4(a)(2)	Common stock	$100,000	General operations
5/2022	Section 4(a)(2)	Common stock	$100,000	General operations
12/2022	Other		$499,387	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Global Brigades, Inc.
Amount Invested	$615,000.00
Transaction type	Priced round
Issue date	12/08/20
Relationship	Parent non-profit organization from which the company's operations spun out from

Name	Colleen O'Brien
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/14/21
Relationship	Colleen currently serves as CEO of Eskala and sits on the board of directors.

Name	Jim Stollberg
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/20/21

Relationship	Jim Stollberg currently sits on Eskala's board of directors.

Name	Steven Nooyen
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/20/21
Relationship	Steven Nooyen currently sits on Eskala's board of directors.

Name	Jim Sartori
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	02/11/21
Relationship	Jim Sartori currently sits on Eskala's board of directors

Name	Colleen O'Brien
Amount Invested	$250,000.00
Transaction type	Priced round
Issue date	04/01/21
Relationship	Colleen O'Brien currently serves as the CEO of Eskala and sits on the board of directors.

Name	Jim Sartori
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	05/09/21
Relationship	Jim Sartori currently sits on Eskala's board of directors

Name	Carlos Garces
Amount Invested	$10,000,000.00
Transaction type	Priced round
Issue date	12/07/21
Relationship	Carlos Garces currently sits on Eskala's board of directors

Name	Steven Nooyen
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	12/13/21
Relationship	Steven Nooyen currently sits on Eskala's board of directors

Name	Global Brigades, Inc.
Amount Invested	$276,000.00
Transaction type	Priced round
Issue date	12/19/21
Relationship	Global Brigades, Inc., a nonprofit organization, is the majority shareholder and parent company of Eskala

Name	Global Brigades, Inc.
Amount Invested	$80,702.00
Transaction type	Loan

Issue date	12/30/21
Outstanding principal plus interest	$25,768.47 as of 02/28/23
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Global Brigades, Inc. is the founder and majority shareholder of the company.

Name	Colleen O'Brien
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/19/22
Relationship	Colleen O'Brien currently serves as Eskala's CEO and sits on its board of directors.

Name	Katherine Burgess
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	03/22/22
Relationship	Katherine Burgess currently sits on Eskala's board of directors.

Name	Atamian Family Trust
Amount Invested	$40,000.00
Transaction type	Loan
Issue date	12/22/22
Outstanding principal plus interest	$40,569.59 as of 02/28/23
Interest rate	7.5% per annum
Maturity date	06/22/24
Current with payments	Yes
Relationship	The lender is the brother of an officer of the company.

Name	JCRS, LLC
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	12/28/22
Outstanding principal plus interest	$101,423.98 as of 02/28/23
Interest rate	7.5% per annum
Maturity date	06/29/24
Current with payments	Yes
Relationship	The lender sits on the board of directors of Eskala, Inc.

Name	Global Brigades, Inc.
Amount Invested	$499,387.00
Transaction type	Other
Issue date	12/30/22
Relationship	Global Brigades, Inc. is the founder and majority shareholder of the company.

Accounts payable to Global Brigades for shared services owed. In August 2022, $300,000 of this balance was paid.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Eskala is helping to alleviate poverty in Latin America through community-owned banks

Eskala is a spin off of the non-profit Global Brigades (GB). Founded in 2003, GB's mission is to inspire, mobilize and collaborate with communities to achieve their own health and economic goals. Through 18 years of work, GB discovered that access to financial services were vital for a community to break the cycle of poverty - thus Eskala was born.

Eskala lends and invests in community-owned banks in Latin America to keep funds circulating and create self-sustaining economies.

Eskala endeavors to serve 20,000 communities with 18 million people living in poverty in the next 5 years. Projections can't be guaranteed.

Eskala is not an investment company as defined in section 3 of the Investment Company Act of 1940. Working through wholly-owned subsidiaries in Honduras and Nicaragua, Eskala supports rural locally owned cooperatives with capital and technical capacity building. Eskala seeks to equip underbanked communities with the tools and resources to break the poverty cycle.

Milestones

Eskala, Inc. ("Eskala") was incorporated October 16, 2020 as a Delaware Public Benefit Corporation. Eskala serves as a holding company with a wholly-owned subsidiary in Honduras. Eskala Honduras ("EH") was incorporated in Honduras on December 22, 2020. The accompanying

consolidated financial statements include the accounts of Eskala and EH (collectively, the "Company"). The Company's primary source of revenue is through its local subsidiary. EH started making loans and micro investments into rural community banks and providing rural banks with technical support and training in Honduras in fiscal year 2021. On May 31, 2021, Eskala Ventures, S.A. was incorporated in Panama and is a wholly-owned subsidiary of the Company. During 2021, the wholly-owned subsidiary was transferred to a related party. Since then, we have:

Since then, we have:

- Join Eskala's preferred debt partner, Nicolet National Bank, committed $20k to this loan

- Eskala has deployed $3m+ of impact investment to transform banking in under resourced communities

- We aim to empower 18M people living in poverty with financial services by 2025

- We have issued $1M in loans so far, serves the capital needs of 2,500+ micro-enterprises

- 0% default rate to date

- Featured in Forbes, American Banker, and Milwaukee Business Journal

- Partners include Kiva, World Bank, Whole Planet Foundation, Inter-American Development Bank

Historical Results of Operations

Our company was organized in October 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $76,965 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 100.0% in fiscal year 2022.

- *Assets.* As of December 31, 2021, the Company had total assets of $1,910,632, including $361,148 in cash. As of December 31, 2020, the Company had $613,460 in total assets, including $613,460 in cash.

- *Net Loss.* The Company has had net losses of $898,229 and net losses of $3,744 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $881,641 for the fiscal year ended December 31, 2021 and $2,204 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $901,002 in debt, 550,639 in accounts payable to Global Brigades for shared services owed, and $12,366,000 in equity.

On January 1, 2021, the Company entered into a partner agreement with Global Brigades Logistics,S.A. ("GBLSA"), an affiliate of Global Brigades, Inc. ("GB"), where the Company will execute community bank lending programs in rural communities of Honduras to increase access capital in under-resourced areas. GBLSA will facilitate the execution of international development programs in Honduras. At the commencement of the agreement and for the duration of the agreementGBLSA agrees to maintain a bank account at a financial institution mutually agreed upon where a representative of the Company will have secondary signing privileges, full access, and account monitoring. On a discretionary basis, the Company will provide funding to GBLSA. Loans financed by the Company shall be issued by GBLSA unless the Company directs, with the mutual agreement of GBLSA, the rights and obligations of any and all loans be assigned to another entity nominated by the Company and each borrower consents. GBLSA agreed to collect any and all principal and interest payments payable for loans financed by project funds on or after July 1, 2020 and maintain all collected interest. Upon the Company opening a bank account maintain all collected interest. Upon the Company opening a bank account in the Republic of Honduras, GBLSA will transfer principal payments and proceeds from interest payments to the Company less any outstanding service fees and/or administrative fees owed to GBLSA.

Global Brigades, Inc. is a California nonprofit organization, tax-exempt under IRC 501(c)(3). As a nonprofit organization, Global Brigades has no owners.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Eskala, Inc. cash in hand is $61,451.53, as of March 2023. Over the last three months, revenues have averaged $40,848.84/month, cost of goods sold has averaged $11,282.50/month, and operational expenses have averaged $53,369/month, for an average burn rate of $23,802.66 per month. Our intent is to be profitable in 6 months.

Since December 2022, we have been able to improve efficiencies in our overhead and dramatically reduce our burn rate. As such, we have only gotten closer to reaching profitability.

We expect revenue to grow by ~10-20% in the next three to six months, and expect our overhead costs to lower to ~$15,000 a month. We expect that the loan portfolio will increase due to the kiva line of credit that has been secured and result in increased revenue. We expect expenses to reduce due to decreased administrative support needed from Global Brigades as a part of the shared services agreement.

If we are successful in raising an additional $400,000-$500,000 in either debt or equity, we believe we will be able to make enough micro-investments to achieve profitability.

There are no additional sources of income outside of this Wefunder raise to cover short term burn.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Colleen O'Brien, certify that:

(1) the financial statements of Eskala, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Eskala, Inc. included in this Form reflects accurately the information reported on the tax return for Eskala, Inc. filed for the most recently completed fiscal year.

Colleen O'Brien
Impact Investor & Volunteer

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   i. at the time of the filing of this offering statement bars the person from:

      A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

      B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

      C. engaging in savings association or credit union activities? ☐ Yes ☑ No

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

   ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

   iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.eskala.org//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Wefunder Promissory Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Carlos Garces
Charles Ries
Colleen O'Brien
James Sartori
James Stollberg
Katherine Burgess
Pallav Vora
Steve Nooyen
Steven Atamian

Appendix E: Supporting Documents

ttw_communications_83952_214404.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Wefunder Promissory Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Carlos Garces

Charles Ries

Colleen O'Brien

James Sartori

James Stollberg

Katherine Burgess

Pallav Vora

Steve Nooyen

Steven Atamian

Appendix E: Supporting Documents

ttw_communications_83952_214404.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Eskala, Inc.

By

Colleen O'Brien
_____

Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

| legal name |

title:

| Title |

date of birth:

| mm/dd/yyyy |

SIGN

Katherine Burgess
_____

Board Member

3/28/2023

James Sartori
_____
Chairman
3/28/2023

Charles P. Ries
_____
Board Member
3/27/2023

James M Stollberg
_____
Executive Committee
3/24/2023

Steven Nooyen
_____
Vice Chair
3/24/2023

Steven Atamian
_____
Chief Strategy Officer
3/24/2023

Pallav M. Vora
_____
Secretary
3/24/2023

Colleen O'Brien
_____
Co-Founder & CEO
3/24/2023

Pending Signatures

Carlos Garces - carlos.garces20@gmail.com

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

